CB RICHARD ELLIS REALTY TRUST

17 Hulfish Street, Suite 280

Princeton, NJ 08542

December 3, 2009

Ms. Sonia Gupta Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	CB Richard Ellis Realty Trust

Post-Effective Amendment No. 4 to Registration Statement on Form S-11 (the “Post-Effective Amendment”)

Filed November 23, 2009

File No. 333-152653

Dear Ms. Barros:

CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo, President and Chief Executive Officer of the Company, dated December 2, 2009 (the “December 2 Letter”) relating to the Company’s Post-Effective Amendment.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the December 2 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this response letter that are defined in the Post-Effective Amendment shall have the meanings set forth in the Post-Effective Amendment.

General

1.	Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

RESPONSE:

In response to the Staff’s comment, the Company will include the following disclosure in Prospectus Supplement No. 13 that it intends to file in accordance with Rule 424:

Share Redemption Program

This section contains certain information that supplements the description of our share redemption program, which begins on page 106 of our prospectus.

Ms. Sonia Gupta Barros

December 3, 2009

For the year ended December 31, 2008, we received requests to redeem 696,800.37 common shares pursuant to our share redemption program. We redeemed 100% of the redemption requests for the year ended December 31, 2008 at an average price per share of $8.91. For the nine month period ended September 30, 2009, we received requests to redeem 1,970,532.95 common shares pursuant to our share redemption program. We redeemed 100% of the redemption requests for the nine month period ended September 30, 2009 at an average price per share of $8.99. We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our dividend reinvestment plan.

Status of Our Current Offering, page 1

2.	Please update this section of the supplement to disclose the remaining offering amount and the end date of the offering.

RESPONSE:

In response to the Staff’s comment, the Company will include the following disclosure in Prospectus Supplement No. 13 that it intends to file in accordance with Rule 424:

Status of Our Current Offering

Our registration statement on Form S-11 relating to this public offering was declared effective by the Securities and Exchange Commission, or the SEC, on January 30, 2009. From January 30, 2009 through September 30, 2009, we have accepted subscriptions from 7,562 investors and issued 26,213,844 common shares pursuant to this public offering, which includes 913,950 common shares issued pursuant to our dividend reinvestment plan, and received gross offering proceeds of approximately $261,681,461. As of September 30, 2009, approximately $2,738,318,539 in common shares were available to be offered and sold in this public offering. As of November 11, 2009, 97,362,210 common shares were issued and outstanding.

Unless extended, this public offering will not last beyond January 30, 2011 (which is two years after the date of the original prospectus dated January 30, 2009). In certain states, we will be required to renew this registration statement or file a new registration statement to extend the offering beyond this date. If we continue our offering beyond two years from the date of our original prospectus, we will provide that information in a prospectus supplement. We reserve the right to terminate this offering at any time.

*        *        *        *        *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Sonia Gupta Barros

December 3, 2009

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 609-683-8683 or Jason D. Myers, Esq. of Clifford Chance US LLP, counsel to the Company, at 212-878-8324.

Very truly yours,

CB Richard Ellis Realty Trust

By:	/s/ Philip L. Kianka
Name:	Philip L. Kianka
Title:	Chief Operating Officer

cc:	Mr. Jack A. Cuneo Mr. Jason D. Myers, Esq. Mr. Hugh S. O’Beirne, Esq.